Exhibit 99.1

Nano Dimension Announces Update to its Board of Directors

Mr. David Stehlin Joins the Board, Bringing Leadership in Innovation and Strategic Turnarounds

Mr. Kenneth Traub Resigns Following Appointment as CEO and President of Comtech

Waltham, Mass., Feb. 06, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a supplier of Additive Manufacturing solutions, today announced an update to its Board of Directors (the “Board”).

Mr. David Stehlin is joining the Board effective immediately. Mr. Stehlin is an accomplished executive with extensive leadership experience in the technology sector where he has led strategic turnarounds, drove business growth, and ushered in technological advancements. He did this in his work at public and private high growth companies, including, the Telecommunications Industry Association (TIA), Spirent Communications, MRV Communications, Overture Networks, Ceterus Networks, Valo, and Antec. My. Stehlin holds a B.S. from the United States Naval Academy and an M.B.A. from National University.

Mr. Kenneth Traub resigned from the Board effective immediately following his recent appointment as CEO and President of Comtech Telecommunications Corp., a global provider of next-gen telecommunication solutions.

Mr. Ofir Baharav, Chairman of the board of directors of Nano Dimension, shared: “We welcome David Stehlin to our Board with great excitement. David is the type of director the Company needs at this dynamic moment, with his wealth of experience leading innovative companies with his strategic approach. He will undoubtedly serve the interests of Nano Dimension shareholders as we continue to embark on our mission to realize the full potential of the Company.

Mr. Baharav continued, "I also want to thank Ken Traub, who resigned due to his other commitments following his recent appointment as CEO and President of Comtech. In his time with the Board, Ken exemplified all that the Company and shareholders could ask for in serving their interests. We thank Ken for his invaluable contribution to the Company and wish him success in all of his future endeavors.”

About Nano Dimension Ltd

Nano Dimension (Nasdaq: NNDM) offers a variety of Digital Manufacturing technologies serving customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, and R&D and academia.

With its suite of digital manufacturing technologies, Nano Dimension is enabling its customers with prototyping and high-mix-low-volume production, along with IP security, design-for-manufacturing capabilities, and more sustainable means of fabrication.

For more information, please visit https://www.nano-di.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, Nano is using forward-looking statements in this press release when it discusses executing plans to maximize long-term value for shareholders. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. These risks and uncertainties include, but are not limited to, the company's ability to successfully implement any strategic initiatives that may be suggested by Mr. Stehlin, the effectiveness of his experience in driving transformation within the Company’s specific business context, changes in market conditions, industry dynamics, and other factors beyond the Company’s control. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investors: Moshe Rozenbaum, VP Corporate Development | ir@nano-di.com
Media: Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com